SNIPP INTERACTIVE INC.

SNIPP CAMPAIGN FOR KINGSFORD, A LEADING CLOROX BRAND, SELECTED AS A FINALIST FOR THE EFFIE SHOPPER MARKETING AWARDS

March 10th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), is proud to announce that its “Kingsford Lights Up Grill Sales” program for Kingsford, a category-leading Clorox brand, was selected as a finalist for the 2015 Effie awards in the Awareness / Trial category (to view all finalists and winners please visit: http://current.effie.org/downloads/2015_ShopperMarketingEffies_Finalists_Winners.pdf

The North American Shopper Marketing Effie Awards honor the most effective shopper marketing efforts of the year and attract case studies from a wide variety of manufacturers and retailers in the United States and Canada. Effie Award finalists are selected by a panel of leading experts in the field and reflect the most effective examples of integrated shopper marketing efforts for that year.

The “Kingsford Lights Up Grill Sales” promotion incentivized customers to sample a free bag of Kingsford Charcoal when they purchased a charcoal grill. Snipp’s unique SnippCheck receipt processing solution ensured that the promotion ran nationwide at all retailers and supported any brand or type of charcoal grill purchased by consumers. Consumers simply had to take a photo of their receipt and send it in via text, email or web upload, and once their purchases were validated were sent back a manufacturer coupon for the reward.

The program also supported purchases made online and separately tracked purchases made at Walmart versus other retailers to provide Kingsford with more granular data. The “Kingsford Light Up Grill Sales” promotion was conducted in partnership with TPN (the media agency for Kingsford and an Omnicom Group company), AKQA (a WPP agency) and Triad Retail Media.

According to Snipp’s CEO, Atul Sabharwal, “Being a finalist for the Effies gives Snipp great visibility and underscores our ability to work with leading brands and world-class agencies to deliver targeted shopper marketing programs that drive sales and engage customers. The flexibility and extensibility of SnippCheck, our receipt validation, and SnippIR, our image recognition, enable agencies and brands to deliver impactful campaigns that deliver strong ROI. We look forward to continuing to work with agencies such as TPN, AKQA and Triad and serving blue chip clients like Kingsford.”

Please visit the Snipp website at www.snipp.com for more information on our solutions and for examples of Snipp programs in the marketplace.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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